Exhibit (a)(1)(F)

CONFIDENTIAL

GSK PLC

BOARD COMMITTEE

EXTRACT OF DRAFT MINUTES OF A MEETING

HELD IN VIRTUALLY FROM THE UK

ON FRIDAY 9 JANUARY 2026

AT 14:00 (UK)

2.	PROJECT RADISSON – BP.26/01

(k)

After due and careful consideration and in line with the Board’s section 172, Companies Act 2006 duties, the Board approved in principle the proposed transaction, subject to negotiations and due diligence, with final authority delegated to the Chair and CEO to release the final approval. The Secretary, Mr Redfern, the General Counsel, and/or any Director were individually authorised to execute any documentation required to put the deal into effect once given final approval by the Chair and CEO.

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Certified a true extract from the draft minutes

Victoria Whyte

Company Secretary

1